UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________________________________________
FORM 6-K
  ___________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2020
Commission file number 1-33867
  ___________________________________________________________
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
  ___________________________________________________________
Suite 2000, 550 Burrard Street, Bentall 5, Vancouver, BC V6C 2K2 Canada
(Address of principal executive office)
  ___________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes  ☐            No   ☒

TEEKAY TANKERS LTD.
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2020

PART I – FINANCIAL INFORMATION
ITEM 1 – FINANCIAL STATEMENTS
TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME (note 1)
(in thousands of U.S. Dollars, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	$	$	$	$

Voyage charter revenues (note 3)	125,819	178,174	651,223	591,746
Time-charter revenues (note 3)	42,180	1,909	92,733	6,815
Other revenues (notes 3 and 4)	2,241	7,361	14,676	34,051
Total revenues	170,240	187,444	758,632	632,612

Voyage expenses	(57,777)	(92,866)	(238,576)	(293,263)
Vessel operating expenses (note 13b)	(46,336)	(48,539)	(143,203)	(156,726)
Time-charter hire expenses	(9,070)	(10,637)	(28,245)	(30,877)
Depreciation and amortization	(29,992)	(31,536)	(89,170)	(92,059)
General and administrative expenses (note 13b)	(9,887)	(8,739)	(28,957)	(27,412)
Write-down and loss on sale of assets (note 15)	(44,973)	—	(45,164)	—
Restructuring charge (note 17)	(1,398)	—	(1,398)	—
(Loss) income from operations	(29,193)	(4,873)	183,919	32,275

Interest expense	(12,553)	(16,134)	(41,180)	(49,683)
Interest income	337	138	1,160	724
Realized and unrealized (loss) gain on derivative instruments (note 8)	(414)	1,453	(1,830)	(1,172)
Equity income	46	68	5,174	652
Other (expense) income (note 9)	(470)	933	1,613	1,182
Net (loss) income before income tax	(42,247)	(18,415)	148,856	(16,022)
Income tax (expense) recovery (note 10)	(2,187)	(1,435)	11,747	(5,688)
Net (loss) income	(44,434)	(19,850)	160,603	(21,710)

Per common share amounts (note 14)
- Basic (loss) earnings per share	$(1.32)	$(0.59)	$4.76	$(0.65)
- Diluted (loss) earnings per share	$(1.32)	$(0.59)	$4.73	$(0.65)

Weighted-average number of Class A and Class B common stock outstanding (note 14)
- Basic	33,738,143	33,623,608	33,712,124	33,610,936
- Diluted	33,738,143	33,623,608	33,942,191	33,610,936

Related party transactions (note 13)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (notes 1 and 2)
(in thousands of U.S. Dollars)

	As at	As at
	September 30, 2020	December 31, 2019
	$	$
ASSETS
Current
Cash and cash equivalents	120,872	88,824
Restricted cash – current (note 16)	4,686	3,071
Accounts receivable	46,247	95,648
Assets held for sale (note 15)	—	65,458
Due from affiliates (note 13c)	3,323	697
Current portion of derivative assets (note 8)	—	577
Bunker and lube oil inventory	33,444	49,790
Prepaid expenses	13,561	10,288
Accrued revenue	29,410	106,872
Total current assets	251,543	421,225
Restricted cash – long-term (note 16)	3,437	3,437
Vessels and equipment
At cost, less accumulated depreciation of $496.4 million (2019 - $537.1 million) (note 6)	1,131,742	1,223,085
Vessels related to finance leases, at cost, less accumulated depreciation of $126.9 million (2019 - $143.7 million) (note 7)	484,776	527,081
Operating lease right-of-use assets (note 7)	6,148	19,560
Total vessels and equipment	1,622,666	1,769,726
Investment in and advances to equity-accounted joint venture	28,635	28,112
Derivative assets (note 8)	—	82
Other non-current assets	1,175	1,923
Intangible assets at cost, less accumulated amortization of $3.6 million (2019 - $3.2 million)	2,122	2,545
Goodwill	2,426	2,426
Total assets	1,912,004	2,229,476
LIABILITIES AND EQUITY
Current
Accounts payable	41,761	70,978
Accrued liabilities (notes 13c and 17)	41,511	59,735
Short-term debt (note 5)	20,000	50,000
Due to affiliates (note 13c)	2,932	2,139
Liabilities associated with assets held for sale (note 15)	—	2,980
Current portion of derivative liabilities (note 8)	755	86
Current portion of long-term debt (note 6)	10,962	43,573
Current obligations related to finance leases (note 7)	26,794	25,357
Current portion of operating lease liabilities (note 7)	7,602	16,290
Other current liabilities	3,696	8,567
Total current liabilities	156,013	279,705
Long-term debt (note 6)	204,103	516,106
Long-term obligations related to finance leases (note 7)	369,278	389,431
Long-term operating lease liabilities (note 7)	421	3,270
Derivative liabilities (note 8)	717	—
Other long-term liabilities (note 10)	29,683	51,044
Total liabilities	760,215	1,239,556
Commitments and contingencies (notes 5, 6, 7, and 8)
Equity
Common stock and additional paid-in capital (585.0 million shares authorized, 29.1 million Class A and 4.6 million Class B shares issued and outstanding as of September 30, 2020 and 585.0 million shares authorized, 29.0 million Class A and 4.6 million Class B shares issued and outstanding as at December 31, 2019) (note 12)	1,298,821	1,297,555
Accumulated deficit	(147,032)	(307,635)
Total equity	1,151,789	989,920
Total liabilities and equity	1,912,004	2,229,476
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (note 1)
(in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2020	2019
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	160,603	(21,710)
Non-cash items:
Depreciation and amortization	89,170	92,059
Write-down and loss on sale of assets (note 15)	45,164	—
Unrealized loss on derivative instruments (note 8)	1,948	3,960
Equity income	(5,174)	(652)
Income tax (recovery) expense (note 10)	(10,951)	4,181
Other	3,827	3,690
Change in operating assets and liabilities	72,629	18,685
Expenditures for dry docking	(9,405)	(37,430)
Net operating cash flow	347,811	62,783

FINANCING ACTIVITIES
Proceeds from short-term debt (note 5)	235,000	125,000
Proceeds from long-term debt, net of issuance costs (note 6)	544,872	56,788
Scheduled repayments of long-term debt (note 6)	(10,366)	(76,216)
Prepayments of long-term debt (note 6)	(882,495)	(109,688)
Prepayments of short-term debt (note 5)	(265,000)	(75,000)
Proceeds from financing related to sales and leaseback of vessels (note 8)	—	63,720
Scheduled repayments of obligations related to finance leases (note 7)	(18,716)	(18,075)
Other	(562)	(126)
Net financing cash flow	(397,267)	(33,597)

INVESTING ACTIVITIES
Proceeds from sale of assets (net of cash sold of $2.1 million) (note 15)	85,892	—
Expenditures for vessels and equipment	(8,881)	(7,210)
Loan repayments from equity-accounted joint venture	4,650	—
Net investing cash flow	81,661	(7,210)

Increase in cash, cash equivalents and restricted cash	32,205	21,976
Cash, cash equivalents and restricted cash, beginning of the period	96,790	60,507
Cash, cash equivalents and restricted cash, end of the period	128,995	82,483
Supplemental cash flow information (note 16)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (note 1)
(in thousands of U.S. Dollars, except share amounts)

	Common Stock and Additional Paid-in Capital
	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated Deficit $	Total $
Balance as at December 31, 2019	33,655	1,209,023	88,532	(307,635)	989,920
Net income	—	—	—	106,839	106,839
Equity-based compensation (note 12)	57	468	—	—	468
Balance as at March 31, 2020	33,712	1,209,491	88,532	(200,796)	1,097,227
Net income	—	—	—	98,198	98,198
Equity-based compensation (note 12)	26	374	—	—	374
Balance as at June 30, 2020	33,738	1,209,865	88,532	(102,598)	1,195,799
Net loss	—	—	—	(44,434)	(44,434)
Equity-based compensation (note 12)	—	424	—	—	424
Balance as at September 30, 2020	33,738	1,210,289	88,532	(147,032)	1,151,789

	Common Stock and Additional Paid-in Capital
	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated Deficit $	Total $
Balance as at December 31, 2018	33,570	1,207,397	88,532	(348,996)	946,933
Net income	—	—	—	12,447	12,447
Equity-based compensation (note 12)	54	668	—	—	668
Balance as at March 31, 2019	33,624	1,208,065	88,532	(336,549)	960,048
Net loss	—	—	—	(14,307)	(14,307)
Equity-based compensation (note 12)	—	154	—	—	154
Balance as at June 30, 2019	33,624	1,208,219	88,532	(350,856)	945,895
Net loss	—	—	—	(19,850)	(19,850)
Equity-based compensation (note 12)	—	242	—	—	242
Balance as at September 30, 2019	33,624	1,208,461	88,532	(370,706)	926,287
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

1.Basis of Presentation
The unaudited interim consolidated financial statements (or unaudited consolidated financial statements) have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These unaudited consolidated financial statements include the accounts of Teekay Tankers Ltd., its wholly-owned subsidiaries, equity-accounted joint venture and any variable interest entities (or VIEs) of which it is the primary beneficiary (collectively, the Company). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019, filed on Form 20-F with the U.S. Securities and Exchange Commission (or the SEC) on April 15, 2020. In the opinion of management, these unaudited consolidated financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s unaudited consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Intercompany balances and transactions have been eliminated upon consolidation.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (or COVID-19) as a pandemic. Given the dynamic nature of these circumstances, the full extent to which the COVID-19 pandemic may have direct or indirect impact on the Company's business and the related financial reporting implications cannot be reasonably estimated at this time, although the pandemic could materially affect the Company's business, results of operations and financial condition in the future. COVID-19 has resulted and may continue to result in a significant decline in global demand for oil. As the Company's business includes the transportation of crude oil and refined petroleum products on behalf of customers, any significant decrease in demand for the cargo the Company transports could adversely affect demand for the Company's vessels and services. Spot tanker rates have come under pressure since mid-May 2020 as a result of record OPEC+ oil production cuts and lower production from other oil producing countries, which reduced crude exports, and the unwinding of floating storage. COVID-19 has also been a contributing factor to the decline in short-term charter rates and the increase in certain crewing-related costs, which has had an impact on our cash flows, and was a contributing factor to the write-down of certain tankers during the nine months ended September 30, 2020 as described in Note 15 - Write-down and Loss on Sale of Assets and the reduction in certain tax accruals as described in Note 10 - Income Tax (Expense) Recovery.

Voyage Charter Revenues and Expenses

Voyage expenses incurred that are recoverable from the Company's customers in connection with its voyage charter contracts are reflected in voyage charter revenues and voyage expenses. The Company recast prior periods to reflect this presentation. This had the impact of increasing both voyage charter revenues and voyage expenses by $5.1 million and $15.5 million for the three and nine months ended September 30, 2019, respectively.

Reverse Stock Split

The per share amounts for all periods presented have been adjusted to reflect a one-for-eight reverse stock split completed in November 2019.

2.    Recent Accounting Pronouncements
In June 2016, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 introduces a new credit loss methodology, which requires earlier recognition of potential credit losses, while also providing additional transparency about credit risk. This new credit loss methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity debt securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. This methodology replaces multiple existing impairment methods under previous GAAP for these types of assets, which generally required that a loss be incurred before it was recognized. The Company adopted this update on January 1, 2020. The adoption of ASU 2016-13 did not have a material impact on the Company's unaudited consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12 - Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes (or ASU 2019-12), as part of its initiative to reduce complexity in the accounting standards. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences, among other changes. The guidance becomes effective for annual reporting periods beginning after December 15, 2020 and interim periods within those fiscal years with early adoption permitted. The Company is currently evaluating the effect of adopting this new guidance.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
In March 2020, the FASB issued ASU 2020-04 - Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting (or ASU 2020-04). This ASU provides optional guidance for a limited period of time to ease potential accounting impacts associated with transitioning away from reference rates that are expected to be discontinued, such as the London Interbank Offered Rate (or LIBOR). The amendments in this ASU apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued. The amendments in this ASU are effective through December 31, 2022. The Company is currently evaluating the effect of adopting this new guidance.

3.    Revenue
The Company’s primary source of revenue is from chartering its vessels (Aframax tankers, Suezmax tankers and Long Range 2 (or LR2) tankers) to its customers. The Company utilizes two primary forms of contracts, consisting of voyage charters and time-charters.

The extent to which the Company employs its vessels on voyage charters versus time charters is dependent upon the Company’s chartering strategy and the availability of time charters. Spot market rates for voyage charters are volatile from period to period, whereas time charters provide a stable source of monthly revenue. The Company also provides ship-to-ship support services, which include managing the process of transferring cargo between seagoing ships positioned alongside each other, either stationary or underway, as well as commercial management services to third-party owners of vessels. Prior to April 30, 2020, the Company managed liquefied natural gas (or LNG) terminals and procured LNG-related goods for terminal owners and other customers. For descriptions of these types of contracts, see Item 18 - Financial Statements: Note 3 in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2019. On April 30, 2020, the Company completed the sale of the non-US portion of its ship-to-ship support services business, as well as its LNG terminal management business (see note 15).

The following table contains a breakdown of the Company's revenue by contract type for the three and nine months ended September 30, 2020 and September 30, 2019. All revenue is part of the Company's tanker segment, except for revenue for the non-US portion of the ship-to-ship support services and LNG terminal management, consultancy, procurement, and other related services, which are part of the Company's previously existing ship-to-ship transfer segment. The Company’s lease income consists of the revenue from its voyage charters and time-charters.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Voyage charter revenues
Suezmax	51,134	87,963	302,839	276,972
Aframax	38,847	52,845	170,680	167,981
LR2	17,007	24,759	93,666	86,711
Full service lightering	18,831	12,607	84,038	60,082
Total	125,819	178,174	651,223	591,746

Time-charter revenues
Suezmax	35,133	1,909	81,700	4,978
Aframax	4,725	—	6,883	1,837
LR2	2,322	—	4,150	—
Total	42,180	1,909	92,733	6,815

Other revenues
Ship-to-ship support services	777	4,649	8,619	17,810
Commercial management	1,464	1,893	5,665	6,219
LNG terminal management, consultancy, procurement and other	—	819	392	10,022
Total	2,241	7,361	14,676	34,051

Total revenues	170,240	187,444	758,632	632,612

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
Charters-out

As at September 30, 2020, 11 (December 31, 2019 - five) of the Company’s vessels operated under fixed-rate time charter contracts, three of which are scheduled to expire in 2020, six of which are scheduled to expire in 2021 and two of which are scheduled to expire in 2022. As at September 30, 2020, the minimum scheduled future revenues to be received by the Company under these time charters were approximately $31.6 million (remainder of 2020), $41.7 million (2021) and $5.2 million (2022) (December 31, 2019 - $40.0 million (2020)). The hire payments should not be construed to reflect a forecast of total charter hire revenue for any of the periods. Future hire payments do not include hire payments generated from new contracts entered into after September 30, 2020, from unexercised option periods of contracts that existed on September 30, 2020 or from variable consideration, if any, under contracts. In addition, future hire payments presented above have been reduced by estimated off-hire time for required periodic maintenance and do not reflect the impact of revenue sharing arrangements whereby time-charter revenues are shared with other revenue sharing arrangement participants. Actual amounts may vary given future events such as unplanned vessel maintenance.
Contract Liabilities

As at September 30, 2020, the Company had $3.1 million (December 31, 2019 - $7.5 million) of advanced payments recognized as contract liabilities that are expected to be recognized as time-charter revenues in subsequent periods and which currently are included in other current liabilities on the Company's unaudited consolidated balance sheets.

4.    Segment Reporting
On April 30, 2020, the Company completed the sale of the non-US portion of its ship-to-ship support services business, as well as its LNG terminal management business. Following the sale, the Company's remaining ship-to-ship support operations were integrated into the Company's tanker business. As a result, effective April 30, 2020, the Company has one reportable segment. The Company’s segment information for all periods prior to the sale and reorganization has been retroactively adjusted whereby the remaining ship-to-ship support operations have been reallocated from the ship-to-ship transfer segment to the tanker segment. Consequently, the Company’s tanker segment now consists of the operation of all of its tankers, including the operations from those tankers employed on full service lightering contracts, and the US based ship-to-ship support service operations that the Company retained, including its lightering support services provided as part of full service lightering operations. The Company’s ship-to-ship transfer segment consisted of the Company’s non-US lightering support services, LNG terminal management, consultancy, procurement, and other related services which were sold as of April 30, 2020. Segment results are evaluated based on (loss) income from operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s unaudited consolidated financial statements.

The following tables include results for the Company’s revenues and (loss) income from operations by segment for the nine months ended September 30, 2020 and three and nine months ended September 30, 2019. No results are included for the three months ended September 30, 2020 as the Company only had one reportable segment during that period.

Three Months Ended September 30, 2019
	Tanker Segment	Ship-to-Ship Transfer Segment	Total
	$	$	$
Revenues (1)	182,429	5,015	187,444
Voyage expenses	(92,866)	—	(92,866)
Vessel operating expenses	(44,322)	(4,217)	(48,539)
Time-charter hire expenses	(10,637)	—	(10,637)
Depreciation and amortization	(30,806)	(730)	(31,536)
General and administrative expenses (2)	(8,380)	(359)	(8,739)
Loss from operations	(4,582)	(291)	(4,873)

Equity income	68	—	68

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

Nine Months Ended September 30, 2020
	Tanker Segment	Ship-to-Ship Transfer Segment	Total
	$	$	$
Revenues (1)	751,640	6,992	758,632
Voyage expenses	(238,576)	—	(238,576)
Vessel operating expenses	(137,263)	(5,940)	(143,203)
Time-charter hire expenses	(28,245)	—	(28,245)
Depreciation and amortization	(88,677)	(493)	(89,170)
General and administrative expenses (2)	(28,330)	(627)	(28,957)
(Loss) gain on sale of assets and write-down of assets	(48,245)	3,081	(45,164)
Restructuring charge	(1,398)	—	(1,398)
Income from operations	180,906	3,013	183,919

Equity income	5,174	—	5,174

Nine Months Ended September 30, 2019
	Tanker Segment	Ship-to-Ship Transfer Segment	Total
	$	$	$
Revenues (1)	608,815	23,797	632,612
Voyage expenses	(293,263)	—	(293,263)
Vessel operating expenses	(137,461)	(19,265)	(156,726)
Time-charter hire expenses	(30,877)	—	(30,877)
Depreciation and amortization	(89,921)	(2,138)	(92,059)
General and administrative expenses (2)	(26,295)	(1,117)	(27,412)
Income from operations	30,998	1,277	32,275

Equity income	652	—	652
(1)Revenues earned from the ship-to-ship transfer segment are reflected in Other Revenues in the Company's unaudited consolidated statements of (loss) income.
(2)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
A reconciliation of total segment assets to total assets presented in the accompanying unaudited consolidated balance sheet as at December 31, 2019, when the Company had more than one reportable segment, is as follows:

As at
December 31, 2019
$
Tanker	2,114,451
Ship-to-Ship Transfer	26,201
Cash and cash equivalents	88,824
Consolidated total assets	2,229,476

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
5.    Short-Term Debt
In November 2018, Teekay Tankers Chartering Pte. Ltd. (or TTCL) a wholly-owned subsidiary of the Company, entered into a working capital revolving loan facility (or the Working Capital Loan), which initially provided available aggregate borrowings of up to $40.0 million for TTCL, and had an initial maturity date in May 2019, subject to extension as described below. The maximum available aggregate borrowings were subsequently increased to $80.0 million, effective December 2019. The amount available for drawdown is limited to a percentage of certain receivables and accrued revenue, which is assessed weekly. The next maturity date of the Working Capital Loan is in November 2020. The Working Capital Loan maturity date is continually extended for further periods of six months thereafter unless and until the lender gives notice in writing that no further extensions shall occur. Proceeds of the Working Capital Loan are used to provide working capital in relation to certain vessels subject to the revenue sharing agreements (or RSAs). Interest payments are based on LIBOR plus a margin of 3.5%. The Working Capital Loan is collateralized by the assets of TTCL. The Working Capital Loan requires the Company to maintain its paid-in capital contribution under the RSAs and the retained distributions of the RSA counterparties in an amount equal to the greater of (a) an amount equal to the minimum average capital contributed by the RSA counterparties per vessel in respect of the RSA (including cash, bunkers or other working capital contributions and amounts accrued to the RSA counterparties but unpaid) and (b) a minimum capital contribution ranging from $20.0 million to $30.0 million based on the amount borrowed. As at September 30, 2020, $20.0 million (December 31, 2019 - $50.0 million) was owing under this facility, and the interest rate on the facility was 3.6% (December 31, 2019 - 5.0%). As of the date these unaudited consolidated financial statements were issued, the Company was in compliance with all covenants in respect of this facility.

6.    Long-Term Debt

	As at	As at
	September 30, 2020	December 31, 2019
	$	$
Revolving Credit Facilities due through 2024	155,000	341,132
Term Loans due through 2023	67,375	221,729
Total principal	222,375	562,861
Less: unamortized discount and debt issuance costs	(7,310)	(3,182)
Total debt	215,065	559,679
Less: current portion	(10,962)	(43,573)
Long-term portion	204,103	516,106

As at September 30, 2020, the Company had one revolving credit facility (or the 2020 Revolver) (December 31, 2019 - two revolving facilities), which, as at such date, provided for aggregate borrowings of up to $485.6 million, of which $330.6 million was undrawn (December 31, 2019 - $371.5 million, of which $30.4 million was undrawn). Interest payments are based on LIBOR plus a margin, which was 2.40% as at September 30, 2020 (December 31, 2019 - ranged from 2.00% to 2.75%). The total amount available under the 2020 Revolver decreases by $47.2 million (remainder of 2020), $91.4 million (2021), $80.4 million (2022), $65.3 million (2023) and $201.3 million (2024). As at September 30, 2020, the Company also had one term loan (or the 2020 Term Loan) outstanding (December 31, 2019 - three), which totaled $67.4 million (December 31, 2019 - $221.7 million). Interest payments are based on LIBOR plus a margin, which was 2.25% as at September 30, 2020 (December 31, 2019 - based on a combination of a fixed rate of 5.40% and variable rates based on LIBOR plus margins, which ranged from 0.30% to 2.00%). The term loan reduces in quarterly payments and has a balloon repayment due at maturity in 2023. The 2020 Revolver and 2020 Term Loan are further described below.

In January 2020, the Company entered into the 2020 Revolver, which is scheduled to mature in December 2024, and which had an outstanding balance of $155.0 million as at September 30, 2020. The 2020 Revolver was used to repay a portion of the $455.3 million previously outstanding under two previous revolving credit facilities of the Company, which were scheduled to mature in 2021 and 2022, and under two term loan facilities, which were scheduled to mature in 2020 and 2021. The 2020 Revolver is collateralized by 31 of the Company's vessels, together with other related security. The 2020 Revolver requires that the Company maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility period. Such requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request that the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at September 30, 2020, the hull coverage ratio was 483%. A decline in the tanker market could negatively affect the ratio. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5% of the Company's total consolidated debt and obligations related to finance leases.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
In August 2020, the Company entered into the 2020 Term Loan, which is scheduled to mature in August 2023, and which had an outstanding balance of $67.4 million as at September 30, 2020. The 2020 Term Loan was used to repay a portion of the $85.1 million previously outstanding under one previous term loan facility, which was scheduled to mature in 2021. The 2020 Term Loan is collateralized by four of the Company's vessels, together with other related security. The 2020 Term Loan requires that the Company maintain a minimum hull coverage ratio of 125% of the total outstanding principal balance for the loan period. Such requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request that the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at September 30, 2020, the hull coverage ratio was 182%. A decline in the tanker market could negatively affect the ratio. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5% of the Company's total consolidated debt and obligations related to finance leases.

As of the date these unaudited consolidated financial statements were issued, the Company was in compliance with all covenants in respect of the 2020 Revolver and the 2020 Term Loan.
The weighted-average interest rate on the Company’s long-term debt as at September 30, 2020 was 2.6% (December 31, 2019 - 3.7%). This rate does not reflect the effect of the Company’s interest rate swap agreement (note 8).
The aggregate annual long-term debt principal repayments required to be made by the Company under the 2020 Revolver and the 2020 Term Loan subsequent to September 30, 2020, are $2.8 million (remainder of 2020), $11.2 million (2021), $11.2 million (2022), $42.2 million (2023) and $155.0 million (2024).

7.    Operating Leases and Obligations Related to Finance Leases
Operating Leases
The Company charters-in vessels from other vessel owners on time-charter contracts, whereby the vessel owner provides use and technical operation of the vessel for the Company. A time charter-in contract is typically for a fixed period of time, although in certain cases, the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. The Company is generally not required to pay the daily hire rate during periods the vessel is not able to operate.
As at September 30, 2020, minimum commitments to be incurred by the Company under time charter-in contracts were approximately $8.9 million (remainder of 2020), $10.5 million (2021) and $1.5 million (2022).
Obligations Related to Finance Leases

	As at	As at
	September 30, 2020	December 31, 2019
	$	$
Total obligations related to finance leases	396,072	414,788
Less: current portion	(26,794)	(25,357)
Long-term obligations related to finance leases	369,278	389,431
From 2017 to 2019, the Company completed sale-leaseback financing transactions with financial institutions relating to 16 of the Company's vessels. Under these arrangements, the Company transferred the vessels to subsidiaries of the financial institutions (collectively, the Lessors) and leased the vessels back from the Lessors on bareboat charters ranging from 9- to 12-year terms. The Company is obligated to purchase eight of the vessels upon maturity of their respective bareboat charters. The Company also has the option to purchase each of the 16 vessels at various times starting between July 2020 and November 2021 until the end of their respective lease terms. In October 2020, the Company completed the purchases of two of these vessels for a total cost of $29.6 million and in November 2020, the Company declared purchase options to acquire two more of these vessels for a total cost of $56.7 million with an expected completion date of May 2021 (see note 19).
The bareboat charters related to these vessels require that the Company maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company's consolidated debt and obligations related to finance leases.
Four bareboat charters, entered into in July 2017, require the Company to maintain, for each vessel, a minimum hull coverage ratio of 90% of the total outstanding principal balance during the first three years of the lease period and 100% of the total outstanding principal balance thereafter. As at September 30, 2020, these ratios ranged from 119% to 141% (December 31, 2019 - ranged from 110% to 132%).
Six bareboat charters, entered into in September 2018, require the Company to maintain, for each vessel, a minimum hull coverage ratio of 75% of the total outstanding principal balance during the first year of the lease period, 78% for the second year, 80% for the following

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
two years and 90% of the total outstanding principal balance thereafter. As at September 30, 2020, these ratios ranged from 87% to 104% (December 31, 2019 - ranged from 106% to 123%).
Four bareboat charters, entered into in November 2018, require the Company to maintain, for each vessel, a minimum hull coverage ratio of 100% of the total outstanding principal balance. As at September 30, 2020, these ratios ranged from 113% to 156% (December 31, 2019 - ranged from 140% to 173%).
Two bareboat charters, entered into in May 2019, require the Company to maintain, for each vessel, a minimum hull coverage ratio of 75% of the total outstanding principal balance during the first year of the lease period, 78% for the second year, 80% for the following two years and 90% of the total outstanding principal balance thereafter. As at September 30, 2020, these ratios were 91% (December 31, 2019 - 109%).
Such requirements are assessed annually or quarterly with reference to vessel valuations compiled by one or more agreed upon third parties. As of the date these unaudited consolidated financial statements were issued, the Company was in compliance with all covenants in respect of its obligations related to finance leases.
The weighted-average interest rate on the Company’s obligations related to finance leases as at September 30, 2020 was 7.6% (December 31, 2019 - 7.6%).
As at September 30, 2020, the Company's total remaining commitments related to the financial liabilities of these vessels were approximately $559.7 million (December 31, 2019 - $601.7 million), including imputed interest of $163.6 million (December 31, 2019 - $186.9 million), repayable from 2020 through 2030, as indicated below:

Commitments
Year	September 30, 2020
Remainder of 2020	14,235
2021	56,222
2022	56,213
2023	56,204
2024	56,348
Thereafter	320,481

8.    Derivative Instruments
Interest rate swap agreement
The Company uses derivative instruments in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swap as a cash flow hedge of its U.S. Dollar LIBOR-denominated borrowings.

In January 2020, the Company completed a refinancing of certain long-term debt facilities (note 6). As a result of this refinancing, the Company extinguished all of its then existing interest rate swaps. In March 2020, the Company entered into a new interest rate swap which is scheduled to mature in December 2024. The following summarizes the Company's interest rate swap agreement as at September 30, 2020:

	Interest Rate	Notional Amount	Fair Value /Carrying Amount of Liability	Remaining Term	Fixed Swap Rate
	Index	$	$	(years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap agreement	LIBOR	50,000	(989)	4.3	0.76

(1)Excludes the margin the Company pays on its variable-rate long-term debt, which, as of September 30, 2020, ranged from 2.25% to 2.40%.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreements in the event that the fair value results in an asset being recorded. In order to minimize counterparty risk, the Company only enters into interest rate swap agreements with counterparties that are rated A– or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.
Forward freight agreements
The Company uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized (loss) gain on derivative instruments in the Company's unaudited consolidated statements of (loss) income.
The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s unaudited consolidated balance sheets.

	Current portion of derivative assets	Derivative assets	Accounts receivable	Current portion of derivative liabilities	Derivative liabilities
	$	$	$	$	$
As at September 30, 2020
Interest rate swap agreement	—	—	—	(272)	(717)
Forward freight agreements	—	—	—	(483)	—
	—	—	—	(755)	(717)

As at December 31, 2019
Interest rate swap agreements	577	82	230	—	—
Forward freight agreements	—	—	—	(86)	—
	577	82	230	(86)	—

Realized and unrealized gains (losses) relating to the interest rate swaps and FFAs are recognized in earnings and reported in realized and unrealized (loss) gain on derivative instruments in the Company’s unaudited consolidated statements of (loss) income as follows:

	Three Months Ended			Three Months Ended
	September 30, 2020			September 30, 2019
	Realized losses	Unrealized gains (losses)	Total	Realized gains	Unrealized (losses) gains	Total
	$	$	$	$	$	$
Interest rate swap agreements	(58)	49	(9)	613	(541)	72
Forward freight agreements	(184)	(221)	(405)	435	946	1,381
	(242)	(172)	(414)	1,048	405	1,453

	Nine Months Ended			Nine Months Ended
	September 30, 2020			September 30, 2019
	Realized gains (losses)	Unrealized losses	Total	Realized gains	Unrealized (losses) gains	Total
	$	$	$	$	$	$
Interest rate swap agreements	551	(1,648)	(1,097)	2,395	(5,010)	(2,615)
Forward freight agreements	(433)	(300)	(733)	393	1,050	1,443
	118	(1,948)	(1,830)	2,788	(3,960)	(1,172)

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
9.    Other (Expense) Income
The components of other (expense) income are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Foreign exchange (loss) gain	(514)	918	534	1,100
Other income	44	15	1,079	82
Total	(470)	933	1,613	1,182

10.    Income Tax (Expense) Recovery
The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities and accrued liabilities on the Company's unaudited consolidated balance sheets:

	Nine Months Ended 30 September
	2020 $	2019 $
Balance of unrecognized tax benefits as at January 1	49,579	32,059
Increases for positions related to the current year	2,290	2,067
Changes for positions taken in prior years	(12,968)	2,114
Settlements with tax authority	(8,556)	—
Decreases related to statute of limitations	(961)	—
Balance of unrecognized tax benefits as at September 30	29,384	36,240

Included in the Company's current income tax expense are provisions for uncertain tax positions relating to freight taxes. In the nine months ended September 30, 2020, the Company obtained further legal advice regarding the applicable tax rate in respect of freight taxes in a certain jurisdiction and subsequently secured an agreement in principle with a tax authority relating to an outstanding uncertain tax liability. The agreement in principle was based in part on an initiative of the tax authority in response to the COVID-19 global pandemic, which included the waiver of interest and penalties on unpaid taxes. Based on this and other clarifications of tax regulations, the Company reversed $15.2 million of freight tax liabilities as at June 30, 2020. In August 2020, the Company made a tax payment of $7.7 million to this jurisdiction with respect to open tax years up to and including 2019, with the remaining balance of tax accrual for 2020 recorded in accrued liabilities on the Company's unaudited consolidated balance sheet as of September 30, 2020.

The Company does not presently anticipate that its provisions for these uncertain tax positions will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include legal advice as to applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.

11.    Financial Instruments
Fair Value Measurements
For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Item 18 - Financial Statements: Note 14 to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2019.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Company’s financial instruments that are not accounted for at the fair value on a recurring basis.

		September 30, 2020		December 31, 2019
	Fair Value Hierarchy Level	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $
Recurring:
Cash, cash equivalents and restricted cash	Level 1	128,995	128,995	95,332	95,332
Derivative instruments (note 8)
Interest rate swap agreements (1)	Level 2	(989)	(989)	659	659
Forward freight agreements (1)	Level 2	(483)	(483)	(86)	(86)

Non-recurring:
Operating lease right-of-use assets (note 15)	Level 2	6,148	6,148	—	—
Vessels and equipment (3) (note 15)	Level 2	46,750	46,750	—	—
Vessels related to finance leases (3) (note 15)	Level 2	34,000	34,000	—	—

Other:
Short-term debt (note 5)	Level 2	(20,000)	(19,994)	(50,000)	(50,000)
Advances to equity-accounted joint venture	(2)	5,280	(2)	9,930	(2)
Long-term debt, including current portion (note 6)	Level 2	(222,375)	(219,271)	(559,679)	(558,657)
Obligations related to finance leases, including current portion (note 7)	Level 2	(396,072)	(465,342)	(414,788)	(442,648)
Assets held for sale (note 15)	Level 2	—	—	37,240	37,240

(1)The fair value of the Company’s interest rate swap agreements and FFAs at September 30, 2020 and December 31, 2019 exclude accrued interest income and expenses which are recorded in accounts receivable and accrued liabilities, respectively, on the unaudited consolidated balance sheets.
(2)The advances to its equity-accounted joint venture, together with the Company’s investment in the equity-accounted joint venture, form the net aggregate carrying value of the Company’s interests in the equity-accounted joint venture in these unaudited consolidated financial statements. The fair values of the individual components of such aggregate interests as at September 30, 2020 and December 31, 2019 were not determinable.
(3)In September 2020, the carrying values of five Aframax tankers were written down to their estimated fair values, using appraised values, primarily due to the lower near-term tanker market outlook, a reduction of charter rates, and a decline in vessel values, as a result of the current economic environment, which has been impacted by the COVID-19 global pandemic. Three of these vessels were classified as vessels and equipment and two were classified as vessels related to finance leases on the Company's unaudited consolidated balance sheet as at September 30, 2020.

12.    Capital Stock and Equity-Based Compensation
The authorized capital stock of the Company at September 30, 2020 was 100.0 million shares of Preferred Stock (December 31, 2019 - 100.0 million shares), with a par value of $0.01 per share (December 31, 2019 - $0.01 per share), 485.0 million shares of Class A common stock (December 31, 2019 - 485.0 million shares), with a par value of $0.01 per share (December 31, 2019 - $0.01 per share), and 100.0 million shares of Class B common stock (December 31, 2019 - 100.0 million shares), with a par value of $0.01 per share (December 31, 2019 - $0.01 per share). A share of Class A common stock entitles the holder to one vote per share while a share of Class B common stock entitles the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As of September 30, 2020, the Company had 29.1 million shares of Class A common stock (December 31, 2019 – 29.0 million), 4.6 million shares of Class B common stock (December 31, 2019 – 4.6 million) and no shares of preferred stock (December 31, 2019 – nil) issued and outstanding.
During the three and nine months ended September 30, 2020, the Company recorded $0.4 million and $1.3 million (2019 - $0.2 million and $0.9 million), respectively, of expenses related to restricted stock units and stock options in general and administrative expenses. During the nine months ended September 30, 2020, a total of 78.3 thousand restricted stock units (2019 - 53.8 thousand) with a market value of $1.3 million (2019 - $0.5 million) vested and were paid to the grantees by issuing 44.8 thousand shares (2019 - 34.1 thousand shares) of Class A common stock, net of withholding taxes.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
13.    Related Party Transactions
Management Fee - Related and Other

a.The Company's operations are conducted in part by its subsidiaries, which receive services from Teekay's wholly-owned subsidiary, Teekay Shipping Ltd. (or the Manager) and its affiliates. The Manager provides various services under a long-term management agreement (the Management Agreement). Commencing October 1, 2018, the Company elected to receive vessel management services for its owned and leased vessels (other than certain former Tanker Investments Ltd. (or TIL) vessels, which are technically managed by a third party) from its wholly-owned subsidiaries and no longer contracts these services from the Manager.
b.Amounts received and (paid) by the Company for related party transactions for the periods indicated were as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
	$	$	$	$
Vessel operating expenses - technical management fee (i)	(248)	—	(744)	—
Strategic and administrative service fees (ii)	(7,453)	(7,437)	(22,568)	(23,179)
Secondment fees (iii)	(95)	(21)	(337)	(120)
LNG service revenues (iv)	—	(150)	—	1,979
Technical management fee revenue (v)	169	169	507	596
Service revenues (vi)	3	100	12	317
(i)The cost of ship management services provided by a third party has been presented as vessel operating expenses on the Company's unaudited consolidated statements of (loss) income. The Company paid such third party technical management fees to the Manager in relation to certain former TIL vessels.
(ii)The Manager’s strategic and administrative service fees have been presented in general and administrative expenses, except for fees related to technical management services, which have been presented in vessel operating expenses on the Company’s unaudited consolidated statements of (loss) income. The Company’s executive officers are employees of Teekay or subsidiaries thereof, and their compensation (other than any awards under the Company’s long-term incentive plan) is set and paid by Teekay or such other subsidiaries. The Company compensates Teekay for time spent by its executive officers on the Company’s management matters through the strategic portion of the management fee.
(iii)The Company pays secondment fees for services provided by some employees of Teekay. Secondment fees have been presented in general and administrative expenses, except for fees related to technical management services, which have been presented in vessel operating expenses on the Company's unaudited consolidated statements of (loss) income.
(iv)In November 2016, the Company's ship-to-ship transfer business signed an operational and maintenance subcontract with Teekay LNG Bahrain Operations L.L.C., an entity wholly-owned by Teekay LNG Partners L.P., for the Bahrain LNG Import Terminal. The terminal is owned by Bahrain LNG W.I.L., a joint venture for which Teekay LNG Operating L.L.C., an entity wholly-owned by Teekay LNG Partners L.P., has a 30% interest. The sub-contract ended in April 2019.
(v)The Company receives reimbursements from Teekay for the provision of technical management services. These reimbursements have been presented in general and administrative expenses on the Company's unaudited consolidated statements of (loss) income.
(vi)The Company recorded service revenues relating to Teekay Tanker Operations Limited's (or TTOL) administration of certain revenue sharing agreements and provision of certain commercial services to the counterparties in the agreements.
c.The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented on the Company’s unaudited consolidated balance sheets in "due from affiliates" or "due to affiliates," as applicable, are without interest or stated terms of repayment. In addition, $12.2 million and $7.9 million were payable as crewing and manning costs as at September 30, 2020 and December 31, 2019, respectively, and such amounts are included in accrued liabilities in the unaudited consolidated balance sheets. These crewing and manning costs will be payable as reimbursement to the Manager once they are paid by the Manager to the vessels' crew.
d.In October 2018, the Company established a new RSA structure under TTCL and subsequently began transitioning the Company's RSA activities from TTOL to TTCL. Pursuant to a service agreement with the Teekay Aframax RSA prior to the change in structure, from time to time, the Company hired vessels to perform full service lightering services. During the three and nine months ended September 30, 2019, the Company recognized nil and $2.0 million, respectively, related to vessels that were chartered-in from the RSA to assist with full service lightering operations. These amounts have been presented in voyage expenses on the Company's unaudited consolidated statements of (loss) income.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
14.    (Loss) Earnings Per Share
The net (loss) earnings available for common shareholders and (loss) earnings per common share are presented in the table below:

	Three Months Ended		Nine Months Ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
	$	$
Net (loss) income	(44,434)	(19,850)	160,603	(21,710)

Weighted average number of common shares - basic	33,738,143	33,623,608	33,712,124	33,610,936
Dilutive effect of stock-based awards	—	—	230,067	—
Weighted average number of common shares - diluted	33,738,143	33,623,608	33,942,191	33,610,936

(Loss) earnings per common share:
– Basic	(1.32)	(0.59)	4.76	(0.65)
– Diluted	(1.32)	(0.59)	4.73	(0.65)
Stock-based awards that have an anti-dilutive effect on the calculation of diluted earnings per common share are excluded from this calculation. In the periods where a loss attributable to shareholders has been incurred, all stock-based awards are anti-dilutive. For the three and nine months ended September 30, 2020, 0.2 million and 0.1 million restricted stock units, respectively, had anti-dilutive effects on the calculation of diluted earnings per common share. For the three and nine months ended September 30, 2020, options to acquire 0.2 million shares of the Company’s Class A common stock had anti-dilutive effects on the calculation of diluted earnings per common share.

15.    Write-down and Sale of Assets
During the three and nine months ended September 30, 2020, the carrying values of five Aframax tankers were written down to their estimated fair values, using appraised values, primarily due to the lower near-term tanker market outlook, a reduction of charter rates, and a decline in vessel values, as a result of the current economic environment, which has been impacted by the COVID-19 global pandemic. The Company's consolidated statements of (loss) income for the three and nine months ended September 30, 2020 include a $43.5 million write-down related to these vessels.
During the three and nine months ended September 30, 2020, the Company recorded write-downs of $1.4 million and $2.1 million, respectively, on its operating lease right-of-use assets, which were written-down to their estimated fair value, based on prevailing charter rates for comparable periods, due to a reduction in these charter rates.
The Company's unaudited consolidated statements of (loss) income for the nine months ended September 30, 2020 includes a gain of $3.1 million relating to the completion of the sale of the non-US portion of its ship-to-ship support services business, as well as its LNG terminal management business for proceeds of $27.1 million, including an adjustment of $1.1 million for the final amounts of cash and other working capital present on the closing date. Of the total proceeds, $14.3 million was received in May 2020 and the remaining $12.7 million was received in July 2020.
During the nine months ended September 30, 2020, the Company completed the sale of three Suezmax tankers, two of which were classified as held for sale on the Company's unaudited consolidated balance sheet as at December 31, 2019, with an aggregate loss on sales of $2.6 million.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
16.    Supplemental Cash Flow Information
Total cash, cash equivalents and restricted cash, including cash, cash equivalents and restricted cash held for sale are as follows:

	As at	As at	As at	As at
	September 30, 2020	December 31, 2019	September 30, 2019	December 31, 2018
	$	$	$	$
Cash and cash equivalents	120,872	88,824	76,705	54,917
Restricted cash – current	4,686	3,071	2,341	2,153
Restricted cash – long-term	3,437	3,437	3,437	3,437
Cash and cash equivalents held for sale	—	1,121	—	—
Restricted cash held for sale - current	—	337	—	—
	128,995	96,790	82,483	60,507

The Company maintains restricted cash deposits relating to certain FFAs (note 8) and leasing arrangements (note 7).

Non-cash items related to operating lease right-of-use assets and operating lease liabilities are as follows:

	For the nine months ended
	September 30, 2020	September 30, 2019
	$	$
Leased assets obtained in exchange for new operating lease liabilities	835	22,432

17.     Restructuring Charge
During the three and nine months ended September 30, 2020, the Company recognized restructuring charges of $1.4 million. The restructuring charges relate to estimated severance costs resulting from organizational changes to the Company's tanker services and operations, partially related to the sale of the non-US portion of the Company's ship-to-ship support services business in April 2020 (note 15).
As at September 30, 2020 and December 31, 2019, restructuring liabilities of $1.4 million and nil, respectively, were recognized in accrued liabilities on the unaudited consolidated balance sheets.

18.     Liquidity
Based on the Company's liquidity as at the date these unaudited consolidated financial statements were issued, and from the expected cash flows from Company's operations over the following year, the Company estimates that it will have sufficient liquidity to continue as a going concern for at least a one-year period following the issuance of these unaudited consolidated financial statements.

19.     Subsequent Events
On October 19 and 22, 2020, the Company completed the purchases of two Aframax tankers previously under the sale-leaseback arrangement described in note 7 for a total cost of $29.6 million, using available cash.
On November 13, 2020, the Company declared purchase options to acquire two Suezmax tankers for a total cost of $56.7 million, as part of the repurchase options under the sale-leaseback arrangements described in note 7. The Company expects to complete the purchase and delivery of these vessels in May 2021.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
September 30, 2020
PART I - FINANCIAL INFORMATION
ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in Item 1 – Financial Statements of this Report on Form 6-K and with our audited consolidated financial statements contained in Item 18 – Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in Item 5 – Operating and Financial Review and Prospects of our Annual Report on Form 20-F for the year ended December 31, 2019.

OVERVIEW
Our business is to own and operate crude oil and product tankers, and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce potential downside risks. As an adjacency to these core competencies, we also provide full service lightering (or FSL) services. In early 2020, we entered into an agreement to sell the non-US portion of our ship-to-ship (or STS) business, and our LNG terminal management business, as described below, which sale closed on April 30, 2020. As at September 30, 2020, our fleet consisted of 60 vessels, including seven in-chartered vessels, and one 50%-owned Very Large Crude Carrier (or VLCC). The following table summarizes our fleet as at September 30, 2020:

	Owned and Leased Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	8	—	8
Aframax Tankers	2	—	2
LR2 Product Tanker (1)	1	—	1
Total Fixed-Rate Fleet (2)	11	—	11

Spot-rate:
Suezmax Tankers	18	—	18
Aframax Tankers (3)	15	2	17
LR2 Product Tankers (1)(3)	8	2	10
VLCC Tanker (4)	1	—	1
Total Spot Fleet (5)	42	4	46
STS Support Vessels	—	3	3
Total Teekay Tankers Fleet	53	7	60

1.Long Range 2 (or LR2) product tankers.
2.    Three charter-out contracts are scheduled to expire in 2020, six charter-out contracts are scheduled to expire in 2021 and two charter-out contracts are scheduled to expire in 2022.
3.    One Aframax tanker is currently time-chartered in for a period of 60 months expiring in 2021, one Aframax tanker is currently time-chartered in for a period of 24 months expiring in 2021 with an option to extend for one year, and two LR2 tankers are currently time-chartered in for periods of 24 months expiring in 2021, each with an option to extend for one year.
4.    VLCC owned through a 50/50 joint venture. As at September 30, 2020, the VLCC was trading on spot voyage charters in a pooling arrangement managed by a third party.
5.    As at September 30, 2020, a total of 37 of our owned, leased and chartered-in vessels, as well as 18 vessels not in our fleet owned by third parties, were subject to revenue sharing agreements (or RSAs).

ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2019.

SIGNIFICANT DEVELOPMENTS IN 2020

Novel Coronavirus (COVID-19) Pandemic

The novel coronavirus pandemic is dynamic, and its ultimate scope, duration and effects on us, our customers and suppliers and our industry are uncertain.

COVID-19 has resulted and may continue to result in a significant decline in global demand for oil. As our business includes the transportation of crude oil and refined petroleum products on behalf of our customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services.

For the nine months ended September 30, 2020, we did not experience any material business interruptions as a result of the COVID-19 pandemic. COVID-19 has been a contributing factor to the decline in spot tanker rates and short-term time charter rates since mid-May 2020 and has also increased certain crewing-related costs, which has had an impact on our cash flows, and was a contributing factor to the write-down of certain tankers as described in "Item 1 - Financial Statements: Note 15 - Write-down and Loss on Sale of Assets" and the reduction of certain tax accruals as described in "Item 1 - Financial Statements: Note 10 - Income Tax (Expense) Recovery" of this report. We are continuing to monitor the potential impact of the pandemic on us, including monitoring counterparty risk associated with our vessels under contract, and monitoring the impact on vessel impairment and have introduced a number of measures to protect the health and safety of our crews on our vessels, as well as our onshore staff.

Effects of the current pandemic may include, among others: deterioration of worldwide, regional or national economic conditions and activity and of demand for oil, including due to a potential slowdown in oil demand due to a current resurgence of COVID-19 cases in many regions and the potential for renewed restrictions and lockdowns over the winter months; operational disruptions to us or our customers due to worker health risks and the effects of new regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing); potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies, (c) maintenance, modifications or repairs to, or dry docking of, our existing vessels due to worker health or other business disruptions, and (d) the timing of crew changes; reduced cash flow and financial condition, including potential liquidity constraints; potential reduced access to capital as a result of any credit tightening generally or due to continued declines in global financial markets; potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels; potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants; and potential deterioration in the financial condition and prospects of our customers or business partners.

Given the dynamic nature of the pandemic, the duration of any potential business disruption and the related financial impact cannot be reasonably estimated at this time and could materially affect our business, results of operations and financial condition. Please read “Item 3 - Key Information - Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019 for additional information about the potential risks of COVID-19 on our business.

IMO 2020 Low Sulfur Fuel Regulation

Effective January 1, 2020, the International Maritime Organization (or IMO) imposed a 0.50% m/m (mass by mass), global limit for sulfur in fuel oil used on board ships. To comply with this new regulatory standard, ships may utilize different fuels containing low or zero sulfur or utilize exhaust gas cleaning systems, known as “scrubbers”. We have taken, and continue to take, steps to comply with the 2020 sulfur limit. Detailed plans to address this changeover were prepared and have been successfully implemented. At present, we have not installed any scrubbers on our fleet. We have transitioned to burning compliant low sulfur fuel from January 1, 2020. The initial transition to low sulfur fuel did not have a significant impact on our operating results. The future fuel price spread between high sulfur fuel and low sulfur fuel is uncertain; however, the use of compliant low sulfur fuel is anticipated to result in an increase in voyage expenses. We expect that we will be able to recover fuel price increases from the charterers of our vessels through higher revenues from voyage charters.

Sale of Non-US Ship-to-Ship Business

In January 2020, we reached an agreement to sell the non-US portion of our STS business, as well as our LNG terminal management business for approximately $27.1 million, including an adjustment for the final amounts of cash and other working capital present on the closing date. The sale closed on April 30, 2020, resulting in a gain on sale of approximately $3.1 million. Of the total proceeds, $14.3 million was received in May 2020 and the remaining $12.7 million was received in July 2020.

New Loan Facilities

In January 2020, we entered into a new $532.8 million long-term revolving credit facility to refinance 31 vessels which is scheduled to mature at the end of 2024. The proceeds from the new debt facility, which was drawn down in February 2020, were used to repay a portion of the $455 million then outstanding under our prior two revolving facilities, which were scheduled to mature in 2021 and 2022, and two term loan facilities, which were scheduled to mature in 2020 and 2021.

In August 2020, we entered into a new $67.4 million term loan debt facility to refinance four vessels, which is scheduled to mature in 2023. The proceeds were used to repay a portion of the $85.1 million then outstanding under one previous term loan facility, which was scheduled to mature in 2021. Following completion of the refinancing, Teekay no longer guarantees any of our debt facilities.

Vessel Purchases

On October 19 and 22, 2020, we completed the purchases of two Aframax tankers previously under the sale-leaseback arrangements described in "Item 1 - Financial Statements: Note 7 - Operating Leases and Obligations Related to Finance Leases" of this report, for a total cost of $29.6 million, using available cash.

On November 13, 2020, we declared purchase options to acquire two Suezmax tankers for a total cost of $56.7 million, as part of the repurchase options under the sale-leaseback arrangements described in "Item 1 - Financial Statements: Note 7 - Operating Leases and Obligations Related to Finance Leases" of this report. We expect to complete the purchase and delivery of these vessels in May 2021.

Vessel Sales

During the first quarter of 2020, we completed the sale of three Suezmax tankers in separate transactions for a combined sales price of approximately $60.9 million. Two Suezmax tankers were delivered in February 2020, and one Suezmax tanker was delivered in March 2020.

Time Chartered-out Vessels

Between March and May 2020, we entered into time charter-out contracts for five Suezmax tankers and one LR2 tanker with one-year terms at average daily rates of $45,600 and $29,000 respectively, and two Aframax tankers with one to two-year terms at an average daily rate of $25,600. All charter-out contracts commenced between April and June 2020.

In September 2020, we entered into a time charter-out contract for one Aframax tanker with a one-year term at a daily rate of $18,700. This charter-out contract commenced in October 2020.

RESULTS OF OPERATIONS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2019.

In accordance with GAAP, we report gross revenues in our unaudited consolidated statements of (loss) income and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the employment of their vessels upon anticipated “time-charter equivalent” (or TCE) rates, which represent net revenues (or revenue less voyage expenses) divided by revenue days, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charter-out contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates (both of which are non-GAAP financial measures) where applicable.

Summary

Our consolidated income from vessel operations increased to $183.9 million for the nine months ended September 30, 2020, compared to $32.3 million in the same period last year. The primary reasons for this increase are as follows:
•an increase of $154.9 million due to higher overall average realized spot TCE rates earned by our Suezmax tankers, Aframax tankers and LR2 product tankers, higher earnings from our FSL dedicated vessels, as well as a higher extension rate from one time-charter out contract;

•a net increase of $43.5 million due to a higher number of vessels on time-charter out contracts earning higher rates compared to spot rates for the first three quarters of 2019, partially offset by early exit fees related to our vessels leaving the RSAs to commence time-charter out contracts in the second quarter of 2020; and

•an increase of $24.3 million due to fewer off-hire days related to dry dockings and off-hire bunker expenses compared to the same period in the prior year;

partially offset by

•a decrease of $45.6 million due to the impairment of five Aframax tankers and four right-of-use assets due to the lower near-term tanker market outlook, a reduction of charter rates as a result of the current economic environment, and lower vessel values;

•a decrease of $8.5 million due to the sale of one Suezmax tanker in the fourth quarter of 2019 and three Suezmax tankers in the first quarter of 2020; and

•a decrease of $8.0 million primarily due to increased crewing related costs resulting from the COVID-19 global pandemic, a higher amount of repair and maintenance activities, and higher insurance premiums.

On April 30, 2020, we completed the sale of the non-US portion of our STS support services business, as well as our LNG terminal management business. Following this sale, we have only one reportable segment. For periods prior to the sale, we managed our business and analyzed and reported our results of operations on the basis of two reportable segments: the tanker segment and the STS transfer segment. The segment information for all periods has been adjusted to be consistent with the segment presentation after the sale. Please read “Item 1 - Financial Statements: Note 4 - Segment Reporting” of this report.

Details of the changes to our results of operations for each of our segments for the three and nine months ended September 30, 2020, compared to the three and nine months ended September 30, 2019 are provided below.

Three and Nine Months Ended September 30, 2020 versus Three and Nine Months Ended September 30, 2019

Tanker Segment
Our tanker segment consists of crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time-charters that are priced on a spot market basis or are short-term, fixed-rate contracts (which have original terms of less than one year), including those employed on FSL contracts. In addition, our tanker segment also includes our US based STS support services.

The following table presents the operating results of our tanker segment for the three and nine months ended September 30, 2020 and 2019, and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure:

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands of U.S. Dollars, except percentage changes)	2020	2019	% Change	2020	2019	% Change
Revenues	170,240	182,429	(6.7)%	751,640	608,815	23.5%
Less: Voyage expenses	(57,777)	(92,866)	(37.8)%	(238,576)	(293,263)	(18.6)%
Net revenues	112,463	89,563	25.6%	513,064	315,552	62.6%

Vessel operating expenses	(46,336)	(44,322)	4.5%	(137,263)	(137,461)	(0.1)%
Time-charter hire expenses	(9,070)	(10,637)	(14.7)%	(28,245)	(30,877)	(8.5)%
Depreciation and amortization	(29,992)	(30,806)	(2.6)%	(88,677)	(89,921)	(1.4)%
General and administrative expenses (1)	(9,887)	(8,380)	18.0%	(28,330)	(26,295)	7.7%
Write-down and loss on sale of assets	(44,973)	—	100.0%	(48,245)	—	100.0%
Restructuring charge	(1,398)	—	100.0%	(1,398)	—	100.0%
(Loss) income from operations	(29,193)	(4,582)	(537.1)%	180,906	30,998	483.6%

Equity income	46	68	(32.4)%	5,174	652	693.6%

(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Tanker Market
Crude tanker spot rates fell during the third quarter of 2020 due to a combination of seasonal weakness, reduced oil demand due to the impact of COVID-19, and low trade volumes as a result of oil supply cuts by the OPEC+ group of producers. The return of some ships to the spot trading fleet from floating storage further compounded the weakness in rates.

Global oil demand has been gradually recovering since the low point in April 2020, when oil demand plummeted by over 20 million barrels per day (mb/d) due to restrictions and lockdowns in the wake of the COVID-19 outbreak. These restrictions, which were at their height in the second quarter of 2020, eased during the third quarter, leading to a corresponding increase in oil demand. However, as of November 2020, global oil demand remains several million barrels per day below pre-pandemic levels and renewed coronavirus lockdowns during the fourth quarter 2020 may slow the oil demand recovery over the winter months. Although global crude oil and refined product inventories have been falling since the third quarter of 2020, they remain well above long-term averages.

The OPEC+ group of oil producers, who implemented supply cuts of 9.7 mb/d in May 2020, returned 2 mb/d of supply to the market in August 2020. Although this was a positive step, crude trade volumes are still well below pre-pandemic levels, which has depressed crude spot tanker rates into the early part of the fourth quarter of 2020.

Typically, spot tanker rates would find some support during the winter months due to the seasonal impacts of higher oil demand and an increase in vessel delays due to poor weather and shorter daylight hours. While these seasonal factors are still expected to be positive for the tanker market, the potential increase in spot rates this winter is expected to be tempered by the underlying imbalance between tanker supply and demand. Mid-size tankers could find some support from an increase in Libyan crude oil production, which reached 1.0 mb/d during November 2020, having averaged only 0.1 mb/d during the third quarter of 2020. However, this could be counter-balanced by a slowdown in demand due to a resurgence of COVID-19 cases in Europe and North America, with the IEA lowering its oil demand forecast for the fourth quarter of 2020 by 1.2 mb/d in its November "Oil Market Report".

Looking ahead, we expect that tanker demand will continue to recover during 2021 as oil demand increases and oil inventories are brought back to more normal levels. However, the timing of this recovery remains uncertain and depends to a large extent on how the COVID-19 pandemic evolves over the coming months. The OPEC+ group is scheduled to return a further 2.0 mb/d of oil supply to the market from January 2021 onwards, which would be positive for tanker demand; however, a slowdown in oil demand over the winter due to renewed coronavirus lockdowns and higher oil supply from Libya may cause OPEC+ to delay the return of this supply until later in 2021. A more definitive determination is expected to be made at the next OPEC meeting on November 30, 2020.

Fleet supply fundamentals continue to look very positive due to a significantly reduced level of newbuild ordering, a diminishing tanker orderbook, and the potential for higher scrapping due to an aging world fleet. As of November 2020, the tanker orderbook totaled 49.4 million deadweight tonnes (mdwt), or just over 7.5 percent of the existing fleet size. When measured as a proportion of the total fleet, this is the lowest orderbook since 1996. The level of newbuild orders remains low, and is expected to remain so due to uncertainty over vessel technology and a more restrictive financial landscape. Although scrapping has been very low this year, scrapping facilities have now returned to full operation, and the level may pick up during periods of potentially weaker spot tanker rates in 2021.

In summary, the tanker market has come off the highs seen during the first half of the year, and the next few months look to be challenging. However, tanker demand should continue to gradually recover through the course of 2021 which, coupled with a positive fleet supply outlook, should help the tanker market begin to rebalance.

Fleet and TCE Rates
As at September 30, 2020, we owned 52 double-hulled oil and product tankers and time chartered-in two Aframax and two LR2 tankers. We also owned a 50% interest in one VLCC, the results of which are included in equity income.

The following table highlights the operating performance of our time-charter vessels and spot vessels trading in RSAs, on voyage charters and in FSL, measured in net voyage revenue per revenue day, or TCE rates, before off-hire bunker expenses:

	Tanker Segment
	Three Months Ended September 30, 2020
	Revenues (1)(5)	Voyage Expenses (2)(5)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$51,134	$(21,363)	$1,134	$30,905	1,388	$22,269
Voyage-charter contracts - Aframax (4)	$48,104	$(25,435)	$35	$22,704	1,534	$14,802
Voyage-charter contracts - LR2 (4)(5)	$25,070	$(12,650)	$40	$12,460	865	$14,400
Time-charter out contracts - Suezmax	$35,133	$(1,038)	$167	$34,262	831	$41,216
Time-charter out contracts - Aframax	$4,725	$(123)	$(5)	$4,597	184	$24,983
Time-charter out contracts - LR2	$2,322	$(126)	$68	$2,264	79	$28,638
Total	$166,488	$(60,735)	$1,439	$107,192	4,881	$21,959

(1)Excludes $1.1 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, $0.4 million of bunker commissions earned and $0.8 million of revenues related to the US portion of our STS support services operations.
(2)Includes $3.5 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per revenue day.
(4)Includes $18.5 million of revenues and $10.4 million of voyage expenses related to our FSL operations, which includes $3.5 million of operating expenses referenced in note (2) above related to FSL operations.
(5)Excludes $1.5 million of revenues and $0.5 million of voyage expenses related to one risk-sharing agreement that was entered into during the first quarter of 2019 for one time charter-in contract.

	Tanker Segment
	Three Months Ended September 30, 2019
	Revenues (1)(5)	Voyage Expenses (2)(5)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$87,962	$(46,368)	$444	$42,038	2,576	$16,321
Voyage-charter contracts - Aframax (4)(5)	$63,560	$(37,209)	$687	$27,038	1,821	$14,850
Voyage-charter contracts - LR2 (5)	$23,610	$(12,060)	$(85)	$11,465	780	$14,686
Time-charter out contracts - Suezmax	$1,909	$(11)	$(13)	$1,885	92	$20,488
Time-charter out contracts - Aframax	$—	$41	$(41)	$—	—	$—
Total	$177,041	$(95,607)	$992	$82,426	5,269	$15,643

(1)Excludes $1.4 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, $0.5 million of bunker commissions earned and $0.5 million of revenues related to the US portion of our STS support services operations.
(2)Includes $3.2 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per revenue day.
(4)Includes $12.3 million of revenues and $8.8 million of voyage expenses related to our FSL operations, which includes $3.2 million of operating expenses referenced in note (2) above related to FSL operations.
(5)Excludes $3.1 million of revenues and $0.4 million of voyage expenses related to the risk-sharing agreements that were entered into during the first quarter of 2019 for two time charter-in contracts.

	Tanker Segment
	Nine Months Ended September 30, 2020
	Revenues (1)(5)	Voyage Expenses (2)(5)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$302,839	$(101,175)	$2,644	$204,308	5,003	$40,836
Voyage-charter contracts - Aframax (4)(5)	$220,860	$(89,982)	$(591)	$130,287	4,889	$26,652
Voyage-charter contracts - LR2 (4)(5)	$119,344	$(49,510)	$1,434	$71,268	2,694	$26,456
Time-charter out contracts - Suezmax	$81,700	$(2,681)	$505	$79,524	2,078	$38,261
Time-charter out contracts - Aframax	$6,883	$(224)	$25	$6,684	275	$24,302
Time-charter out contracts - LR2	$4,150	$(176)	$95	$4,069	150	$27,137
Total	$735,776	$(243,748)	$4,112	$496,140	15,089	$32,881

(1)Excludes $4.3 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, $1.4 million of bunker commissions earned, $3.0 million of revenues related to the US portion of our STS support services operations and a $1.1 million reduction of taxes recoverable from one of our customers.
(2)Includes $9.9 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses and early exit fees incurred during the second quarter of 2020 for vessels that left the RSAs without sufficient notice, which are excluded from Average TCE per revenue day.
(4)Includes $80.7 million of revenues and $38.8 million of voyage expenses related to our FSL operations, which includes $9.9 million of operating expenses referenced in note (2) above related to FSL operations.
(5)Excludes $8.2 million of revenues and $4.7 million of voyage expenses related to risk-sharing agreements that were entered into during the first quarter of 2019 for two time charter-in contracts, one of which ended in the first quarter of 2020.

	Tanker Segment
	Nine Months Ended September 30, 2019
	Revenues (1)(5)	Voyage Expenses (2)(5)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$276,972	$(139,864)	$3,591	$140,699	7,409	$18,992
Voyage-charter contracts - Aframax (4)(5)	$221,451	$(117,111)	$1,538	$105,878	5,336	$19,843
Voyage-charter contracts - LR2 (5)	$82,345	$(40,975)	$121	$41,491	2,435	$17,038
Time-charter out contracts - Suezmax	$4,977	$(147)	$183	$5,013	273	$18,362
Time-charter out contracts - Aframax	$1,838	$168	$(178)	$1,828	75	$24,276
Total	$587,583	$(297,929)	$5,255	$294,909	15,528	$18,992

(1)Excludes $4.5 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, $1.7 million of bunker commissions earned and $4.1 million of revenues related to the US portion of our STS support services operations.
(2)Includes $8.6 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per revenue day.
(4)Includes $52.6 million of revenues and $33.6 million of voyage expenses related to our FSL operations, which includes $8.6 million of operating expenses referenced in note (2) above related to FSL operations.
(5)Excludes $11.0 million of revenues and $3.9 million of voyage expenses related to the risk-sharing agreements that were entered into during the first quarter of 2019 for two time charter-in contracts.
Net Revenues. Net revenues were $112.5 million and $513.1 million for the three and nine months ended September 30, 2020, respectively, compared to $89.6 million and $315.6 million for the same periods in the prior year.
The increases for the three and nine months ended September 30, 2020 compared to the same periods in the prior year were primarily the result of:

•increases of $24.3 million and $45.9 million for the three and nine months ended September 30, 2020, respectively, primarily due to a higher number of vessels on time-charter out contracts earning higher rates compared to the spot rates for the three and nine months ended September 30, 2019;

•increases of $6.0 million and $152.5 million for the three and nine months ended September 30, 2020, respectively, due to higher overall average realized spot rates earned by our Suezmax tankers, Aframax tankers and LR2 product tankers;

•increases of $2.3 million and $1.9 million for the three and nine months ended September 30, 2020, respectively, due to higher net results from our FSL dedicated tankers resulting from higher overall average realized spot rates and FSL spot rates;

•an increase of $24.3 million for the nine months ended September 30, 2020 due to fewer off-hire days related to dry dockings and off-hire bunker expenses compared to the same period in the prior year; and

•an increase of $2.0 million for the nine months ended September 30, 2020 due to one extra calendar day compared to the same period in the prior year;
partially offset by
•decreases of $8.6 million and $25.2 million for the three and nine months ended September 30, 2020, respectively, primarily due to the sale of four Suezmax tankers during the fourth quarter of 2019 and first quarter of 2020 and the redeliveries of two Aframax in-chartered tankers to their owners in the first quarter of 2020, partially offset by the addition of one Aframax in-chartered tanker that was delivered to us in the third quarter of 2019;
•a decrease of $0.9 million for the three months ended September 30, 2020 due to higher off-hire days related to dry dockings and off-hire bunker expenses compared to the same period in the prior year;
•a decrease of $2.4 million for the nine months ended September 30, 2020 due to early exit fees related to vessels leaving RSAs to commence time-charter out contracts in the second quarter of 2020; and
•a decrease of $1.1 million for the nine months ended September 30, 2020 due to a reduction of taxes recoverable from one of our customers, offset by a corresponding decrease in tax expense.

Vessel Operating Expenses. Vessel operating expenses were $46.3 million and $137.3 million for the three and nine months ended September 30, 2020, respectively, compared to $44.3 million and $137.5 million, for the same periods in the prior year. The increase for the three months ended September 30, 2020 was primarily a result of increased crew costs due to disruptions in crew changes resulting from the COVID-19 global pandemic, partially offset by the sale of four Suezmax tankers during the fourth quarter of 2019 and first quarter of 2020.
Time-charter Hire Expenses. Time-charter hire expenses were $9.1 million and $28.2 million for the three and nine months ended September 30, 2020, respectively, compared to $10.6 million and $30.9 million, for the same periods in the prior year. The decreases were primarily due to the redelivery of two chartered-in vessels in early 2020, partly offset by the delivery of a new chartered-in vessel in the third quarter of 2019.
Depreciation and Amortization. Depreciation and amortization expense was $30.0 million and $88.7 million for the three and nine months ended September 30, 2020, respectively, compared to $30.8 million and $89.9 million, for the same periods in the prior year. The decreases were mainly due to the vessels sold in the fourth quarter of 2019 and first quarter of 2020, partially offset by depreciation related to capitalized dry-docking expenditures mainly relating to our TIL vessels finishing their first dry dockings since the TIL purchase in late 2017.
Write-Down and Loss on Sale of Assets. Write-down and loss on sale of assets of $45.0 million and $48.2 million for the three and nine months ended September 30, 2020, respectively, were due to:
•the impairments recorded on five of our Aframax tankers primarily due to a decline in spot tanker rates, short-term time charter rates, and vessel values resulting from the current economic climate to which the COVID-19 global pandemic was a contributing factor, which resulted in a write-down of $43.5 million for the three and nine months ended September 30, 2020;
•the impairments recorded on our operating lease right-of-use assets primarily due to a reduction in short-term time charter rates, which resulted in write-downs of $1.4 million and $2.1 million for the three and nine months ended September 30, 2020, respectively; and
•the sale of three Suezmax tankers in the first quarter of 2020, which resulted in an aggregate net loss of $2.6 million for the nine months ended September 30, 2020.
Restructuring Charge. Restructuring charge of $1.4 million for the three and nine months ended September 30, 2020 related to estimated severance costs resulting from organizational changes to our tanker services and operations, partially related to the sale of the non-US portion of our ship-to-ship support services business in April 2020.
Equity Income. Equity income was $0.1 million and $5.2 million for the three and nine months ended September 30, 2020, respectively, compared to $0.1 million and $0.7 million, respectively for the same periods in the prior year. The increase for the nine months ended September 30, 2020 was primarily due to higher spot rates realized by our 50% ownership interest in a VLCC, which has been trading in a third-party managed VLCC pooling arrangement.

Ship-to-ship Transfer Segment
Our STS transfer segment consisted of our non-US lightering support services, as well as our LNG terminal management, consultancy, procurement and other related services, which was sold on April 30, 2020.

The following table presents the operating results for our STS transfer segment for the three and nine months ended September 30, 2020 and 2019.

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands of U.S. Dollars, except percentage changes)	2020	2019	% Change	2020	2019	% Change
Revenues	—	5,015	(100.0)%	6,992	23,797	(70.6)%
Vessel operating expenses	—	(4,217)	(100.0)%	(5,940)	(19,265)	(69.2)%
Depreciation and amortization	—	(730)	(100.0)%	(493)	(2,138)	(76.9)%
General and administrative expenses (1)	—	(359)	(100.0)%	(627)	(1,117)	(43.9)%
Gain on sale of assets	—	—	—	3,081	—	100.0%
(Loss) income from operations	—	(291)	(100.0)%	3,013	1,277	135.9%

(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.
Revenues, Vessel Operating Expenses, and Depreciation and Amortization. Revenues, vessel operating expenses, and depreciation and amortization decreased for the three and nine months ended September 30, 2020 compared to the same periods in the prior year due to the sale of the non-US portion of our ship-to-ship support services business as well as our LNG terminal management business during the second quarter of 2020, and the completion of an LNG terminal management project and an LNG STS contract in 2019.

Gain on Sale of Assets. The gain on the sale of assets of $3.1 million for the nine months ended September 30, 2020 was due to the gain on the sale of the non-US portion of our ship-to-ship support services business as well as our LNG terminal management business during the second quarter of 2020.

Other Operating Results

The following table compares our other operating results for the three and nine months ended September 30, 2020 and 2019:

	Three Months Ended		Nine Months Ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
(in thousands of U.S. Dollars)	$	$	$	$
General and administrative expenses	(9,887)	(8,739)	(28,957)	(27,412)
Interest expense	(12,553)	(16,134)	(41,180)	(49,683)
Interest income	337	138	1,160	724
Realized and unrealized (loss) gain on derivative instruments	(414)	1,453	(1,830)	(1,172)
Income tax (expense) recovery	(2,187)	(1,435)	11,747	(5,688)
Other (expense) income	(470)	933	1,613	1,182
General and Administrative Expenses. General and administrative expenses were $9.9 million and $29.0 million for the three and nine months ended September 30, 2020, respectively, compared to $8.7 million and $27.4 million for the same periods in the prior year. The increases were primarily due to the timing of annual software license fees and higher general corporate expenditures.

Interest Expense. Interest expense was $12.6 million and $41.2 million for the three and nine months ended September 30, 2020, respectively, compared to $16.1 million and $49.7 million for the same periods in the prior year. The decreases are primarily due to significant prepayments of loan principal during the fourth quarter of 2019 and during the first three quarters of 2020, and the debt refinancings completed in the first and third quarters of 2020 (please refer to "Liquidity and Capital Resources" below), which resulted in lower interest rates in comparison to those under the previous facilities, along with overall lower average LIBOR rates, partially offset by the write-off of previously capitalized loan costs and non-capitalized loan costs associated with the debt refinancings.
Realized and Unrealized (Loss) Gain on Derivative Instruments. Realized and unrealized losses on derivative instruments were $0.4 million and $1.8 million for the three and nine months ended September 30, 2020, respectively, compared to a gain of $1.5 million and a loss of $1.2 million for the same periods in the prior year.
For the nine months ended September 30, 2019, we had interest rate swap agreements with an aggregate average net outstanding notional amount of approximately $269.4 million, with an average fixed rate of approximately 1.5%. In January 2020, we extinguished all of our then existing interest rate swaps and in March 2020, we entered into a new interest rate swap with a notional amount of $50.0 million and a fixed rate of approximately 0.8%, which is scheduled to mature in December 2024. We incurred a realized loss of $0.1 million and a realized gain of $0.6 million, respectively, during the three and nine months ended September 30, 2020, compared to realized gains of $0.6 million and $2.4 million for the same periods in the prior year under the interest rate swap agreements.
Primarily as a result of changes in the long-term benchmark interest rates, we recognized an unrealized gain of $0.1 million and an unrealized loss of $1.6 million, respectively, in the three and nine months ended September 30, 2020, compared to unrealized losses of $0.5 million and $5.0 million for the same periods in the prior year under the interest rate swap agreements.
We use forward freight agreements (or FFAs) to increase or decrease our exposure to spot market rates, within defined limits. We incurred realized losses of $0.2 million and $0.4 million, respectively, during the three and nine months ended September 30, 2020, compared to realized gains of $0.4 million for the same periods in the prior year and unrealized losses of $0.2 million and $0.3 million, respectively, during the three and nine months ended September 30, 2020, compared to unrealized gains of $0.9 million and $1.1 million for the same periods in the prior year under the FFAs.
Income Tax (Expense) Recovery. Freight tax and other tax was an expense of $2.2 million and a recovery of $11.7 million for the three and nine months ended September 30, 2020, respectively, compared to expenses of $1.4 million and $5.7 million for the same periods in the prior year. The increase in the three months ended September 30, 2020 was primarily due to changes in vessel trading activities. The fluctuation in the nine months ended September 30, 2020 was mainly due to a reversal of $15.2 million of freight tax liabilities as a result of an agreement in principle secured with a tax authority relating to an outstanding uncertain tax liability in a certain jurisdiction, which is based in part on a recent initiative of the tax authority in response to COVID-19, and included the waiver of interest and penalties on unpaid taxes. For additional information, please read "Item 1 - Financial Statements: Note 10 - Income Tax (Expense) Recovery" of this report.
Other (Expense) Income. Other (expense) income was $(0.5) million and $1.6 million for the three and nine months ended September 30, 2020, respectively compared to $0.9 million and $1.2 million for the same periods in the prior year. These fluctuations were primarily due to changes in foreign exchange rates related to our accrued tax and working capital account balances. The increase for the nine months ended September 30, 2020 was also due to the amortization of a previously deferred gain.

Liquidity and Capital Resources
Liquidity and Cash Needs
As at September 30, 2020, we had a working capital surplus of $95.5 million, compared to a working capital surplus of $141.5 million as at December 31, 2019.

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities and capital raised through financing transactions. As at September 30, 2020, our total consolidated cash and cash equivalents was $120.9 million, compared to $88.8 million as at December 31, 2019. Our total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, was $469.8 million as at September 30, 2020, compared to $150.3 million as at December 31, 2019. Our cash balance and liquidity increased primarily as a result of net operating cash flow and net proceeds received from the sale of three Suezmax vessels and the sale of the non-US portion of our ship-to-ship support services business as well as our LNG terminal management business. The increase in liquidity was also due to a $270.2 million increase in amounts undrawn under our credit facilities, mainly due to prepayments of loan principal during the first three quarters of 2020 using cash flows generated from operations and the sale of assets, and the refinancing in January 2020, described below. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents and undrawn short-term and long-term borrowings, which we believe will be sufficient to meet our existing liquidity needs for at least the next 12 months.

In January 2020, we entered into a $532.8 million long-term revolving credit facility (or the 2020 Revolver), which is scheduled to mature in December 2024, and which had an outstanding balance of $155.0 million as at September 30, 2020. We used proceeds from the 2020 Revolver to repay a portion of the $455.3 million then outstanding under our prior two revolving facilities, which were scheduled to mature in 2021 and 2022, and two term loans facilities, which were scheduled to mature in 2020 and 2021.

In August 2020, we entered into a $67.4 million term loan facility (or the 2020 Term Loan), which is scheduled to mature in August 2023, and which had an outstanding balance of $67.4 million as at September 30, 2020. We used proceeds from the 2020 Term Loan to repay a portion of the $85.1 million then outstanding under one previous term loan facility, which was scheduled to mature in 2021.

Our short-term liquidity requirements include the payment of operating expenses, dry-docking expenditures, debt servicing costs, scheduled repayments of long-term debt, scheduled repayments of our obligations related to finance leases, as well as funding our other working capital requirements. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus impact our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. However, this typical seasonality might be counter-balanced this year by a potential slowdown in demand due to a resurgence of COVID-19 cases in many regions and the potential for renewed restrictions and lockdowns over the winter months.

Our long-term capital needs primarily include capital expenditures and repayment of our loan facilities and obligations related to finance leases. Generally, we expect that our long-term sources of funds will be cash from operations, cash balances, long-term bank borrowings and other debt or equity financings. We expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and capital expenditures, including opportunities we may pursue to purchase additional vessels.

Our operating lease commitments and obligations related to finance leases are described in "Item 1 - Financial Statements: Note 7 - Operating Leases and Obligations Related to Finance Leases", our revolving credit facility and term loan are described in "Item 1 - Financial Statements: Note 6 - Long-term Debt" and our working capital loan is described in "Item 1 - Financial Statements: Note 5 - Short-term Debt" of this report. Our working capital loan requires us to maintain a minimum threshold of paid-in capital contribution and retained distributions of the RSA participants. Our revolving credit facility and term loan contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect. Our revolving credit facility, term loan and obligations related to finance leases require us to maintain financial covenants, which are described in further detail in Note 6 and 7 of our unaudited interim consolidated financial statements. If we do not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As of the date these unaudited consolidated financial statements were issued, we were in compliance with all covenants under our revolving credit facility, term loan, working capital loan and obligations related to finance leases.

Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Nine Months Ended September 30,
	2020	2019
(in thousands of U.S. Dollars)	$	$
Net cash flow provided by operating activities	347,811	62,783
Net cash flow used for financing activities	(397,267)	(33,597)
Net cash flow provided by (used for) investing activities	81,661	(7,210)

Operating Cash Flows
Net cash flow provided by operating activities primarily reflects fluctuations as a result of changes in realized TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the average number of vessels in service, and vessel dispositions. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates.
Net cash flow provided by operating activities increased by $285.0 million for the nine months ended September 30, 2020 compared to the same period in 2019. This increase was primarily due to:

•a net increase of $203.1 million in cash inflows primarily due to higher operating earnings resulting from higher average realized spot tanker rates, a higher number of vessels on time-charter out contracts earning higher rates, and fewer off-hire days, partially offset by the sale of four Suezmax tankers between December 2019 and March 2020 and the sale of our non-US portion of our ship-to-ship support services business as well as our LNG terminal management business;
•an increase of $53.9 million in cash inflows due to changes in net working capital; and

•an increase of $28.0 million due to a reduction in cash outflows related to expenditures for dry-docking activities during the nine months ended September 30, 2020.

Financing Cash Flows
Net cash flow used for financing activities increased by $363.7 million for the nine months ended September 30, 2020 compared to the same period in 2019. The increase was primarily due to:

•an increase of $218.9 million in cash outflows due to an increase in repayments and prepayments on our revolving credit facilities and term loans during the nine months ended September 30, 2020;

•a decrease of $64.4 million in cash inflows due to the sale-leaseback transaction completed in May 2019, partially offset by scheduled repayments on our capital lease obligations; and

•an increase of $80.0 million in cash outflows due to an increase in repayments on our working capital facility during the nine months ended September 30, 2020.

Investing Cash Flows
Net cash flow provided by investing activities increased by $88.9 million for the nine months ended September 30, 2020 compared to the same period in 2019. The increase was primarily due to:

•an increase of $85.9 million in cash inflows due to the proceeds received from the sale of the three Suezmax tankers and the sale of the non-US portion of our STS support services business as well as our LNG terminal management business during the nine months ended September 30, 2020; and

•an increase of $4.7 million in cash inflows due to loan repayments from our joint venture during the nine months ended September 30, 2020;

partially offset by

•an increase in cash outflows of $1.7 million due to a higher amount of capital expenditures for the fleet during the nine months ended September 30, 2020.

Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at September 30, 2020:

							Beyond
(in millions of U.S. Dollars)	Total	2020	2021	2022	2023	2024	2025
U.S. Dollar-Denominated Obligations
Scheduled repayments of revolving facilities, term loans and other debt (1)	60.5	22.8	11.2	11.2	8.5	6.8	—
Repayments at maturity of revolving facilities, term loans and other debt (1)	181.9	—	—	—	33.7	148.2	—
Scheduled repayments of obligations related to finance leases (1) (2)	396.1	6.7	27.3	29.5	31.9	34.6	266.1
Chartered-in vessels (operating leases) (3)	20.9	8.9	10.5	1.5	—	—	—
Total	659.4	38.4	49.0	42.2	74.1	189.6	266.1

(1)Our interest-bearing obligations include commercial bank debt and obligations related to finance leases. Please read "Item 1 - Financial Statements: Note 7 - Operating Leases and Obligations Related to Finance Leases", "Item 1 - Financial Statements: Note 5 - Short-term Debt" and "Item 1 - Financial Statements: Note 6 - Long-term Debt" for the terms upon future interest payments are determined.
(2)In October 2020, we completed the purchases of two Aframax tankers for a total cost of $29.6 million and in November 2020, we declared purchase options to acquire two Suezmax tankers in May 2021 for a total cost of $56.7 million, under the sale-leaseback arrangements described in "Item 1 - Financial Statements: Note 7 - Operating Leases and Obligations Related to Finance Leases". Giving effect to these transactions, the scheduled repayments of obligations related to finance leases are $35.9 million (remainder of 2020), $79.9 million (2021), $23.3 million (2022), $25.2 million (2023), $27.2 million (2024), and $205.9 million (thereafter).
(3)Excludes payments required if we execute options to extend the terms of in-chartered leases signed as of September 30, 2020. If we exercise all options to extend the terms of signed in-chartered leases, we would expect total payments of $9.6 million (remainder of 2020), $29.5 million (2021), $6.9 million (2022), and $1.5 million (2023).
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2019. The following contains those sections of our critical accounting estimates that have been updated for significant developments up to September 30, 2020:

Vessel Lives and Impairment

The following contains an update from our Annual Report on Form 20-F for the year ended December 31, 2019 for significant developments up to September 30, 2020 to our critical accounting estimates with respect to Vessel Lives and Impairment for vessels where undiscounted cash flows are marginally greater than the carrying values. The table below presents the aggregate market values and carrying values of our vessels that we have determined have a market value that is less than their carrying value and which have estimated future undiscounted cash flows that are only marginally greater than their respective carrying values as of September 30, 2020. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels in the nine months ended September 30, 2020 as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values and GAAP does not allow an impairment to be recognized under this circumstance. We consider the vessels reflected in the following table to be at a higher risk of future impairment as compared to other vessels in our fleet:

Aframax, Suezmax and Product Tankers (in thousands of U.S. dollars, except number of vessels)	# Vessels	Market Values (1)	Carrying Values
Tankers	15	312,200	486,346
(1)Market values are determined using reference to second-hand market comparables. Since vessel values can be volatile, our estimates of market value shown above may not be indicative of either the current or future prices we could obtain if we sold any of the vessels.

Our estimates of future cash flows involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values, the probability of the vessel being sold and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Our estimates of vessel utilization, including estimated off-hire time, are based on historical experience and our projections of the number of future tanker voyages. Our estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs and our expectations of future inflation and operating requirements. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate per tonne. The probability of the vessel being sold is based on our current plans and expectations. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculations of depreciation.

In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including estimated revenue under existing contract terms, on-going operating costs and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more discretion and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts, the probability and timing of vessels being sold and vessel residual values, due to their volatility. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three and nine months ended September 30, 2020 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets and the volatility of such markets;

•forecasts of worldwide tanker fleet growth or contraction and newbuilding tanker deliveries and vessel scrapping;
•estimated changes in global oil demand and supply;
•our expectation of being able to pass along the higher cost of low sulphur fuel to our customers;
•future tanker rates, OPEC+ oil production or oil supply cuts and floating storage demand;
•our expectations regarding the effects of the COVID-19 pandemic on our industry and business, including our liquidity and the potential effect on typical seasonal variations in tanker rates;
•our liquidity needs for the upcoming 12 months, including anticipated funds and sources of financing for liquidity and capital expenditure needs, the sufficiency of cash flows;
•our expectations regarding, and our accounting estimates and the level of expected changes in our provisions for uncertain tax positions relating to freight taxes in the next 12 months; and
•expected interest payments on our contractual obligations and the impact on our payment obligations if we exercise options to extend in-chartered leases.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements, which involve risks and uncertainties. Important factors that could cause actual results to differ materially include, but are not limited to: spot tanker market rate fluctuations; changes in vessel values; changes in price, the production of or demand for oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or lower than expected levels of tanker scrapping; OPEC+ production and supply levels; the duration and extent of the coronavirus outbreak and any resulting effects on the markets in which we operate; the impact of the coronavirus outbreak on our ability to maintain safe and efficient operations; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of charter contracts and our potential inability to renew or replace charter contracts; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; our potential inability to meet our liquidity needs; our future capital expenditure requirements; changes in interest rates and the capital markets; changes in our costs, such as the cost of crews, dry-docking expenses and associated off-hire days; dry-docking delays; geopolitical tensions; our exposure to foreign currency exchange rate fluctuations; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2019. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
September 30, 2020
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019, which could materially affect our business, financial condition or results of operations and the price and value of our securities.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3 – Defaults Upon Senior Securities
None.
Item 4 – Mine Safety Disclosures
N/A.
Item 5 – Other Information
N/A.
Item 6 – Exhibits
N/A.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.
REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-194404) FILED WITH THE SEC ON MARCH 7, 2014.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-223824) FILED WITH THE SEC ON MARCH 21, 2018.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date:	November 24, 2020	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)